Exhibit 99.(a)(18)

Companies Form No. 429(4) Notice to non-assenting shareholders	429 (4)
Pursuant to paragraph 2(8) of Schedule 2 to the
Takeovers Directive (Interim Implementation) Regulations 2006
To
A takeover offer was made on 23 May 2006 by AstraZeneca UK Limited (“the offeror”) for the entire issued and to be issued ordinary share capital of Cambridge Antibody Technology Group plc (“the company”) not held by the offeror.
The offeror has acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates before the end of the period of three months beginning with the day after the last day on which the offer can be accepted. The offeror gives notice that it now intends to exercise its right under paragraph 2 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006 to acquire shares held by you in the company.
The terms of the offer are:

For each ordinary share in the company	1,320 pence in cash
The offer also allowed the company’s ordinary shareholders to elect to receive, instead of cash under the offer, loan notes on the basis of £1 nominal value of loan notes for each £1 of cash consideration. The loan notes will be issued by the offeror, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The loan note alternative is not available to holders of ordinary shares in the United States, Canada, Australia or Japan or any other jurisdiction where extension or acceptance of the loan note alternative would violate the law of that jurisdiction. As these terms include a choice of consideration, you should within 6 weeks of the date of this notice inform the offeror in writing at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA which of the choices you wish to accept. If you fail to make a choice (or if such a choice is not available to you as referred to above) and do not make application to the Court (see below) the offeror will acquire your shares on the following terms:

For each ordinary share in the company	1,320 pence in cash
NOTE: You are entitled under paragraph 6 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations 2006 to make application to the court within 6 weeks of the date of this notice for an order either that the offeror shall not be entitled and bound to acquire your shares or that different terms to those of the offer shall apply to the acquisition. If you are contemplating such an action you may wish to seek legal advice.

Signed		Date	7 July 2006

Graeme Musker Secretary
All communications relating to the above notice should be addressed to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DA, telephone 0870 609 2158 (or +44 1903 276 342 if telephoning from outside the UK).